U.S. SECURITIES AND EXCHANGE
                             COMMISSION WASHINGTON,
                                   D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

  Form 10-K Form 20-F Form 11-K   X Form 10-Q Form 10-D Form N-SAR Form N-CSR

         For Period Ended:  March 31, 2007

                  Transition Report on Form 10-K
                  Transition Report on Form 20-F
                  Transition Report on Form 11-K
                  Transition Report on Form 10-Q
                  Transition Report on Form N-SAR
         For the Transition Period Ended:

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.
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Part I - Registrant Information
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Wellco Enterprises, Inc..
Full Name of Registrant


Former Name if Applicable

150 Westwood Circle
Address of Principal Executive Office (street and number)

Waynesville, North Carolina 28786
City, State and Zip Code

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Part II- Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form
      X N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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         The registrant is unable to timely file its Quarterly Report on Form
10-Q for the period ended March 31, 2007 (the "Form 10-Q") as a result of contemporaneous conflicting time demands made on corporate accounting staff in connection with the anticipated consummation of the Agreement and Plan of Merger between the Registrant and Wasatch Boot Holdings, Inc. and Wasatch Merger Sub, Inc. The Agreement and Plan of Merger was approved by a vote of the registrant's shareholders at a special meeting of shareholders held on May 9, 2007. Upon completion of the merger contemplated by the Agreement and Plan of Merger, each issued and outstanding share of the registrant's common stock will be converted into the right to receive $14.00 in cash.
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Part IV - Other Information
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         (1) Name and telephone number of person to contact in regard to this notification:

                Tammy Francis.            (828)         456-3545 ext. 159
                --------------            -----         -----------------
                   (Name)              (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       X Yes              No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       X Yes              No

         The registrant anticipates that the Form 10-Q will report a net loss of approximately $546,000 for the three months ended March 31, 2007, compared to net income of $162,000 for the three months ended April 1, 2006. The results for the 2007 period include pre-tax merger costs of approximately $450,000. In addition, the registrant anticipates that the Form 10-Q will report a net loss of approximately $1,173,000 for the nine months ended March 31, 2007, compared to a net loss of $259,000 for the nine months ended April 1, 2006. The results for the 2007 period include pre-tax merger costs of approximately $585,000.

                                      * * *

                            Wellco Enterprises, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2007                  By:      Wellco Enterprises, Inc.


                                           By:        /s/ Tammy Francis
                                                 -------------------------------
                                                Tammy Francis, Vice President of
                                                Finance and Treasurer (Chief
                                                Financial Officer)



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